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                              May 20, 2021

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       250 Park Avenue, Ste. 911
       New York, NY, 10177

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 23,
2021
                                                            File No. 333-255448

       Dear Mr. Stanton:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed April 23, 2021

       Our Team, Partner, and Advisory Board
       Our Partner, page 10

   1. We note that you refer to Auldbrass Partners as your "partner." Please revise your disclosure to clarify,
if true, that you are not in a legally-binding partnership with
                                                        Auldbrass Partners. If
this is not the case, please revise your disclosure accordingly and file any related
written agreements. Please refer to Item 601(b)(10) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Carl Stanton
Focus Impact Acquisition Corp.
May 20, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                           Sincerely,
FirstName LastNameCarl Stanton
                                                           Division of
Corporation Finance
Comapany NameFocus Impact Acquisition Corp.
                                                           Office of Trade &
Services
May 20, 2021 Page 2
cc:       Peter S. Seligson, Esq.
FirstName LastName